Baudax Bio, Inc.

490 Lapp Road

Malvern, Pennsylvania 19355

April 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Jane Park and Celeste Murphy

Re: Baudax Bio, Inc.

       Registration Statement on Form S-1

       SEC File No. 333-271161

       Request for Acceleration

Ms. Park:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Baudax Bio, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-2711611), as amended (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:15 PM, eastern time, on April 26, 2023, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Goodwin Procter LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling Justin Platt at (212) 459-7340.

Please feel free to direct any questions or comments concerning this request to Justin Platt, Esq. of Goodwin Procter LLP at (212) 459-7340.

BAUDAX BIO, INC.

By:	/s/ Gerri Henwood
Name:	Gerri Henwood
Title:	President and Chief Executive Officer

Cc: Rachael M. Bushey, Goodwin Procter LLP